

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2025

James Karrels
Senior Vice President and Chief Financial Officer
MacroGenics, Inc.
9704 Medical Center Drive
Rockville, Maryland 20850

> **Re: MacroGenics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-36112**

Dear James Karrels:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences